UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,945,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,945,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,945,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,945,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,945,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,945,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,945,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,945,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,945,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.6[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,167
	8	SHARED VOTING POWER 13,945,000
	9	SOLE DISPOSITIVE POWER 11,167
	10	SHARED DISPOSITIVE POWER 13,945,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,956,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

AMENDMENT NO. 4 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LP (the “Fund”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 26, 2018, as amended by Amendment No. 1 filed on January 27, 2019, Amendment No. 2 filed on April 22, 2019 and Amendment No. 3 filed on August 15, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 4, the Schedule is unchanged.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby amended to add the following to the end thereof:

The information set forth in Item 5(c) of this amendment to Schedule 13D is incorporated herein by reference. Such purchases were funded using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

On September 30, 2019, Benjamin Stein was granted 1,858 shares of restricted stock pursuant to the Issuer’s Stock Compensation Plan. The shares vested in whole upon grant.

The other transactions described in Item 5(c) below were effectuated for investment purposes in the regular course of such entity’s business.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

13,945,000 shares of Common Stock are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Investment Manager, the General Partner of the Fund, and by the Managing Members of the Investment Manager and the General Partner. Each of the Investment Manager, the General Partner, and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

Benjamin Stein may be deemed to beneficially own 13,956,167 shares of Common Stock, including 11,167 shares of restricted stock. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or direct the disposition of 11,167 shares of Common Stock, including 11,167 shares of restricted stock and (b) the shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,945,000 shares of Common Stock held by the Fund. He disclaims beneficial ownership of 13,945,000 shares of Common Stock held by the Fund, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The disclosure in Item 5(c) of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On September 30, 2019, Benjamin Stein was granted 1,858 shares of restricted stock pursuant to the Issuer’s Stock Compensation Plan. The shares vested in whole upon grant.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to add the following to the end thereof:

On November 27, 2019, the Fund and the Issuer entered into Amendment No. 2 to the Investor Rights Agreement, dated May 31, 2018 (“Amendment No. 2”). Amendment No. 2 increases the maximum number of the Issuer’s equity securities that can be acquired by the Fund and its controlled affiliates from 25% to 30% of the Issuer’s total voting power. Amendment No. 2 also removes the Issuer’s obligation to file a shelf registration statement covering the shares held by the Fund by a date certain, and replaces it with an obligation to file a shelf registration only promptly after receiving a request from the Fund for such a shelf registration statement. This description of Amendment No. 2 to the Investor Rights Agreement is qualified in its entirety by reference to the full text of Amendment No. 2 to the Investor Rights Agreement, which is attached hereto as Exhibit 99.2.1 and incorporated by reference herein.

On November 27, 2019, the Issuer granted consent (the “Consent Letter”) to the acquisition by the Fund and its controlled affiliates of common stock of the Issuer, at any time and from time to time, so long as the total beneficial ownership of the Fund and its controlled affiliates in the Issuer’s common stock, after giving effect to such acquisitions, would not exceed 30% of the Issuer’s Total Voting Power at such time. In addition, the Consent Letter provides that from the date of the letter and continuing until receipt of approval (or confirmation that no approval is required) from the Republic of Austria Federal Ministry for Digital and Economic Affairs (Bundesministerium Digitalisierung und Wirtschaftsstandort) and from the state public utility commission for the Commonwealth of Virginia required in order for the Fund to acquire common stock representing 25% or more of the Issuer’s Total Voting Power, in any vote or action by written consent of the stockholders of the Issuer (including, without limitation, with respect to the election of directors), the Fund shall, and shall cause its controlled affiliates to, vote or execute a written consent with respect to the Voting-Restricted Shares held by the Fund and its controlled affiliates in accordance with the recommendation of the Issuer’s board or, if the Issuer’s board does not make a recommendation with respect to a particular matter, in proportion to the votes cast by the holders of the Issuer’s common stock other than the Fund and its controlled affiliates. The Fund also granted a related proxy to the Issuer. For purposes of this Consent Letter, (i) “Total Voting Power” means the aggregate number of votes which may be cast by all holders of outstanding common stock and all other securities of the Issuer entitled to vote in the election of directors and (ii) “Voting-Restricted Shares” means all shares of the Issuer’s common stock beneficially owned by the Fund and its controlled affiliates (and with respect to which such entities have voting rights) in excess of 24.9% of the Issuer’s Total Voting Power. This description of the Consent Letter is qualified in its entirety by reference to the full text of the Consent Letter, which is attached hereto as Exhibit 99.3.1 and incorporated by reference herein.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.2.1	Amendment No. 2 to the Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2019).

Exhibit 99.3.1	Letter to The Spruce House Partnership LP, dated November 27, 2019.

Exhibit 99.4.4	Joint Filing Agreement, dated as of November 29, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2019

Spruce House Investment Management LLC

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LP

By:	Spruce House Capital LLC
Its general partner

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).